EXHIBIT 99.1
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                                                       [LOGO - ARC ENERGY TRUST]


NEWS RELEASE

December 16, 2005



ARC ENERGY TRUST ANNOUNCES THE CLOSING OF ITS' PREVIOUSLY ANNOUNCED
ACQUISITION OF LONG-LIFE ASSETS
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CALGARY, DECEMBER 16, 2005 (AET.UN AND ARX - TSX) ARC Energy Trust ("the Trust")
is pleased to announce that the acquisition of shares in wholly owned subsidiary companies of Imperial Oil Resources and ExxonMobil Canada Energy was completed today. ARC acquired a 45.57 per cent working interest in the North Pembina Cardium Unit #1 ("NPCU") and a principal interest in the Redwater oil field in central Alberta. The $462 million acquisition was funded with bank debt, a portion of which will be retired with the closing of the previously announced equity offering.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $5.5 billion. In 2006, the Trust expects to produce approximately 61,000 barrels of oil equivalent per day from five core areas in western Canada. ARC Energy Trust trades on the TSX under the symbol AET.UN.


Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.


ARC RESOURCES LTD.

John P. Dielwart
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                       WWW.ARCENERGYTRUST.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
            Telephone: (403) 503-8600                 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9